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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------



                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 33)

                      SOLICITATION/RECOMMENDATION STATEMENT

                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                      ------------------------------------



                                 ITT CORPORATION

                            (Name of Subject Company)
                      ------------------------------------



                                 ITT CORPORATION

                      (Name of Person(s) Filing Statement)
                      ------------------------------------


                           COMMON STOCK, NO PAR VALUE
           (INCLUDING THE ASSOCIATED SERIES A PARTICIPATING CUMULATIVE
                        PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   450912 10 0
                      (CUSIP Number of Class of Securities)
                      ------------------------------------



                      ------------------------------------


                              RICHARD S. WARD, ESQ.
                            EXECUTIVE VICE PRESIDENT,
                     GENERAL COUNSEL AND CORPORATE SECRETARY
                                 ITT CORPORATION
                           1330 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-5490
                                 (212) 258-1000

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:

                             PHILIP A. GELSTON, Esq.
                             Cravath, Swaine & Moore
                                 Worldwide Plaza
                                825 Eighth Avenue
                             New York, NY 10019-7475
                                 (212) 474-1000
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                                  INTRODUCTION

                  The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

                  On September 9, 1997, the Company and ITT Destinations, Inc., the Company formed to hold the Company's hotel and gaming assets following the Distributions, filed preliminary proxy materials related to their 1997 annual meetings, which are expected to be held in November. Copies of the preliminary proxy materials are filed as Exhibits 96 and 97 hereto and are incorporated herein by reference.

                  On September 9, 1997, the Company filed a Memorandum of Points and Authorities in Opposition to Hilton's Motion for Injunctive and Declaratory Relief (the "ITT Memorandum in Opposition") in the Nevada Federal Court. A copy of the ITT Memorandum in Opposition is filed as Exhibit 98 hereto and is incorporated herein by reference.
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ITEM 9. EXHIBITS.

                  The response to Item 9 is hereby amended by adding the following new Exhibits:


96. ITT Corporation Preliminary Proxy Material dated September 9, 1997.
97.               ITT Destinations, Inc. Preliminary Proxy
                  Material dated September 9, 1997.
98.               ITT Memorandum of Points and Authorities in
                  Opposition to Hilton's Motion for Injunctive and Declaratory Relief dated September 9,
                  1997. (Confidential information redacted for public disclosure.)

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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                    ITT CORPORATION



                                    By   /s/ RICHARD S. WARD
                                       ----------------------------------------
                                       Name:  Richard S. Ward
                                       Title: Executive Vice President,
                                              General Counsel and
                                              Corporate Secretary


Dated as of September 12, 1997

                                        3

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                                 EXHIBIT INDEX

Exhibit                         Description                          Page No.
-------                         -----------                          --------
(96)            ITT Corporation Preliminary Proxy Material
                dated September 9, 1997 . . . . . . . . . .

(97)            ITT Destinations, Inc. Preliminary Proxy
                Material dated September 9, 1997  . . . . .

(98)            ITT Memorandum of Points and Authorities in
                Opposition to Hilton's Motion for
                Injunctive and Declaratory Relief dated
                September 9, 1997. (Confidential
                information redacted for public
                disclosure.)  . . . . . . . . . . . . . . .


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